UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25
           --------------------------------------------------------
                          NOTIFICATION OF LATE FILING
                                      OF
                 FORM 10-K FOR THE PERIOD ENDED JUNE 30, 1997

PART  I  -  REGISTRANT  INFORMATION

Full  Name  and  Former Name (if applicable) and Principal Executive Office of
Registrant:

AMERICAN  EAGLE  RESOURCES
P.O.  Box  859
Virginia  City,  Nevada  89440

PART  II  -  RULES  12B25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed.

__x__      (a)  The reasons described in reasonable detail in Part III of this form  could  not  be  eliminated  without  unreasonable  effort  or  expense;

__x__          (b)  The subject annual report on Form 10-K will be filed on or before  the  fifteenth  calendar  day  following  the prescribed due date; and

__x__    (c)    The  accountant's  statement or other exhibit required by Rule
12b-25(c)  has  been  attached,  if  applicable.

PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

Deloitte & Touche LLP, registrant's auditors used a software program on registrant's audited financial statements for the period ended June 30, 1997 and provided registrant with a disk of same on September 26, 1997, one day prior to the due date for filing of the Form 10-K. Registrant has been unable to convert certain imbedded objects created with an EXCEL program (namely tables which comprise the entire audit) into EDGAR format. Registrant is in the process of re-typing the audit without the EXCEL Codes and imbedded objects so that the text may be converted and transmitted via EDGAR, as required.

PART  IV  -  OTHER  INFORMATION



(1)              Name and telephone number of person to contact in regard to this notification:

                 Michael J. Morrison, Esq.
                 Attorney for Registrant
(702) 827-6300


(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months period that registrant was required to file such reports been filed? If answer is no, identify
report(s).    __x__  Yes    _____No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?    ___Yes  __x__No

-
-----------------------

AMERICAN EAGLE RESOURCES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    September 30, 1997          By:  /s/ James E. McKay, Business Manager


Authorization  for    Representative  Signature  on  Form  12b-25:

RESOLUTION  OF  THE  BOARD  OF  DIRECTORS  OF  AMERICAN  EAGLE RESOURCES, INC.

     Be it resolved that on this 26th day of September, 1997, the Board of Directors of American Eagle Resources, Inc., a Nevada corporation, unanimously consented to the authorization of Jim McKay, an authorized representative of the corporation, to execute a Form 12b-25 Notification of Late Filing of the Annual Form 10-K to the U.S. Securities and Exchange Commission.

Dated:    September  26,  1997                  /s/ Walter Berukoff, President